December 21, 2006

Via Facsimile (615) 744-5768 and U.S. Mail

Laureen K. Kuzur, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, TN  37201

RE:	CBRL Group, Inc.
      Schedule TO-I filed December 13, 2006
      File No. 005-60679

Dear Ms. Kuzur:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Because your filings are similar, we have issued comments that are applicable to all three filings, unless the comment specifies otherwise. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit (a)(1)(I)
1. The press release included in this exhibit appears to have been a preliminary communication. Please confirm that you understand your preliminary communication should have been filed under cover of Schedule TO-C and that communications subsequent to or that otherwise amend the offer to purchase will appear under cover of Schedule TO-
T/A.

Exhibit (a)(1)(J)
2. You stated in this press release that all forward-looking information was provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Offer to Purchase

Summary Term Sheet, page 1
3. Refer to the question "Are there any conditions to the tender offer?" and the related answer. It appears that the disclosure in describes conditions to the offer. If so, please revise here, and throughout the offer document, as necessary, the condition described in the sixth bullet point. Note that conditions may not be subject to your sole discretion and that you should include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Conditions of the Offer, page 31
4. See our comment above. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the conditions that relate to a material impairment of the contemplated benefits the bidder may enjoy from the offer. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

Interests of Directors and Officers, page 27
5. With respect to your disclosure in the second paragraph of this section and in the first paragraph of page 40 please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.


Material United States Federal Income Tax Consequences, page 42
6. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Extension of the Tender Offer, page 45
7. We note you have reserved the right to extend the offer "at any time and from time to time." Please revise the disclosure in the first paragraph of this section to make clear that any extension will be made in compliance with Rule 14e-1(d).

Letter of Transmittal
8. We note that on page 10 of the Letter of Transmittal you improperly require tendering security holders to certify that they
(i) have "read and understand" the offer to purchase and related letter of transmittal, and (ii) have consulted their tax advisor and financial advisors with regard to how the tender offer will impact their personal situation. Please revise to delete the requirement that security holders make the referenced certifications. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you p4romise not to assert that this provision constitutes a waiver of liability.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

Laureen K. Kuzur, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
December 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE